                                                                                    Exhibit 12.1

CCH II, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Nine Months Ended September 30,
	2007	2006

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(344)	$(285)
Fixed Charges	764	728

Total Earnings	$420	$443

Fixed Charges
Interest Expense	$744	$704
Amortization of Debt Costs	15	19
Interest Element of Rentals	5	5

Total Fixed Charges	$764	$728

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the nine months ended September 30, 2007 and 2006 were insufficient to cover fixed charges by
$344 million and $285 million, respectively. As a result of such deficiencies, the ratios are not presented above.